CARRIE LEAHY CLEAHY@BODMANLAW.COM 734-930-0120	September 28, 2023

BODMAN PLC SUITE 400 201 SOUTH DIVISION STREET ANN ARBOR, MICHIGAN 48104 734-930-2494 FAX 734-761-3780	United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Mr. Jimmy McNamara Ms. Jennifer Gowetski

Re:	Deswell Industries Inc.
Form 20-F for the Fiscal Year Ended March 31, 2023 File No. 001-33900

Dear Ladies and Gentlemen:

On behalf of our client, Deswell Industries Inc., a company organized under the laws of the British Virgin Islands (the “Company”), we respond to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 14, 2023 (the “September 14 Comment Letter”), relating to the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2023 filed with the Commission on July 28, 2023 (the “Annual Report”).

Set forth below are the Company’s responses to the Staff’s comments in the September 14 Comment Letter. The Staff’s comments are retyped below in bold italic font for your ease of reference.

Form 20-F for the Fiscal Year Ended March 31, 2023

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 63

1. We note that during your fiscal year ended March 31, 2023 you were identified by the Commission pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)) as having retained, for the preparation of the audit report on your financial statements included in the Form 20-F, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board had determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Please provide the documentation required by Item 16I(a) of Form 20-F or tell us why you are not required to do so. Additionally, please amend your Form 20-F to provide the disclosures required under Item 16I(b) of Form 20-F. Refer to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act, 2023, available on our website at https://www.sec.gov/corpfin/announcement/statementhfcaa-040623.

DETROIT	|	TROY	|	ANN ARBOR	|	CHEBOYGAN	|	GRAND RAPIDS

September 28, 2023

In response to the Staff’s comment, the Company will file, on or before September 28, 2023, an amendment to the Annual Report (the “Amendment”) to include the disclosures required under Item 16I(b) of Form 20-F.

Further, in response to Item 16I(a) of Form 20-F, the Company provides the following information to the Commission, which the Company believes establishes that it is not owned or controlled by a governmental entity in China. The following information will also be submitted to the Commission on a supplemental basis as an Exhibit to the Amendment.

Based on an examination of the Company’s register of shareholders and public filings made by its officers, directors and shareholders, to the Company’s knowledge, no shareholder other than (a) the family of Richard Pui Hon Lau and (b) Chin Pang Li owns more than 5% of the Company’s outstanding common shares. As of June 30, 2023, the family of Richard Pui Hon Lau, the Company’s prior Chairman of the Board of Directors until his passing on June 12, 2023, beneficially owned approximately 61.7% of the Company’s outstanding common shares, and Chin Pang Li, a long-time member and current Chairman of the Board of Directors owned approximately 10.1% of the Company’s outstanding common shares. The outstanding shares beneficially owned by Mr. Li include options to purchase 200,000 shares granted to Mr. Li under the Company’s stock option plan. Further, based on our knowledge and representations by such persons, neither Mr. Li nor the family of Richard Pui Hon Lau is a representative of any government entity in the People’s Republic of China.

As of June 30, 2023, the directors and executive officers of the Company were as follows: (a) Edward So Kin Chung, Chief Executive Officer; (b) Chin Pang Li, Executive Director of Manufacturing and Administration for Plastic Operations and Chairman of the Board of Directors; (c) Hung-Hum Leung, Non-Executive Director and Member of Audit Committee; (d) Allen Yau-Nam Cham, Non-Executive Director and Chairman of Audit Committee; (e) Wing-Ki Hui, Non-Executive Director and Member of Audit Committee; (f) Herman Wong Chi Wah, Chief Financial Officer; and (g) Ben Poon Yiu Sing, Interim Director and General Manager of Jetcrown Industrial (Dongguan) Limited. Based on our knowledge and representations by the foregoing persons, none of the foregoing persons are representatives of any government entity in the People’s Republic of China.

Further, the Company is not aware of any government entity in China that is in possession of the power, direct or indirect, to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

Based on the above, the Company is not owned or controlled by a government entity in China.

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September 28, 2023

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provide in this letter, please contact me at cleahy@bodmanlaw.com, 734-930-0120.

Very truly yours,

/s/ Carrie Leahy
Carrie Leahy